20170241

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 13, 2017

David R. Brown
Nixon Peabody LLP
drbrown@nixonpeabody.com

Re: Navient Corporation
Incoming letter dated January 20, 2017

Dear Mr. Brown:

This is in response to both of your letters dated January 20, 2017 concerning the shareholder proposal submitted to Navient by the Employees' Retirement System of Rhode Island, the Connecticut Retirement Plans and Trust Funds and the Heavy and General Laborers' Local 472 and 172 Annuity Fund. We also have received a letter from the Employees' Retirement System of Rhode Island dated February 3, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Kelly Rogers
State of Rhode Island and Providence Plantations
Office of the General Treasurer
kelly.rogers@treasury.ri.gov

February 13, 2017

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Navient Corporation
Incoming letter dated January 20, 2017

The proposal requests that the board issue a report to investors providing a comprehensive review of the company's ability to adequately service customers in default and at risk of default, including efforts to encourage the use of Income Drive Repayment plans, the ability to adapt to shifting legal and regulatory standards for loan servicing, and the ability to adequately service borrowers in the event of economic shock.

There appears to be some basis for your view that Navient may exclude the proposal under rule 14a-8(i)(7), as relating to Navient's ordinary business operations. In this regard, we note that the proposal relates to a review of the company's loan servicing abilities. Accordingly, we will not recommend enforcement action to the Commission if Navient omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Navient relies.

Sincerely,

Courtney Haseley
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

State of Rhode Island and Providence Plantations
Office of the General Treasurer
State House – Room 102
Providence, Rhode Island 02903

Seth Magaziner
General Treasurer

February 3, 2017

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Navient Corporation January 20, 2017 Request to Exclude Shareholder Proposal Regarding a Comprehensive Review of Navient's Ability to Adequately Service Customers in Default and at risk of Default

Dear Sir/Madam:

This letter is submitted on behalf of the Employees Retirement System of Rhode Island (hereinafter referred to as "proponent"), which is the beneficial owners of shares of common stock of Navient Corporation (hereinafter referred to as "Navient" or the "Company"), and which has submitted a shareholder proposal (hereinafter referred to as "the Proposal"), co-filed by the State Treasurer Denise L. Nappier, principal fiduciary of the Connecticut Retirement Plans and Trust Funds, and the Laborers' International Union of North America, to Navient. By letter dated January 20, 2017, Navient requested that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") state that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 proxy statement in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3).

We respectfully request that Staff decline to grant the relief requested by the Company, as the Company has not met its burden of proof in demonstrating that the Proposal relates to the Company's ordinary business operations or that the Proposal is impermissibly vague.

I. Background

This Proposal originated from growing and widespread concerns about systematic and possibly illegal failures by student loan servicing companies, including Navient, in their servicing of student loan debt. Shareholder concerns stem from growing levels of student loan debt nationally, and the well-documented failure of many loan servicers to connect borrowers with appropriate payment plans to which they are legally entitled. Shareholders, policymakers, and the public at large have good reason to be concerned about the risks associated with the student loan servicing industry. Of the estimated 22 million Americans with federal student loans, approximately 9.6 million, or 43 percent are in default, delinquent, or in postponement on their loans.[1] If millions of borrowers are already in default, deferment or delinquency, what will happen during the next economic recession? Servicers should be positioning themselves to confront the very real challenges of this trend; yet evidence from media reports, consumer complaint databases, and government regulators suggests that too often this is not the case.

This issue has appropriately attracted the attention of federal and state regulators and oversight bodies. In October, the Consumer Financial Protection Bureau (CFPB) reported an alarming range of challenges borrowers have experienced with loan servicers, including the Company, concluding that "current servicing practices may be inadequate to assist borrowers in distress" and that "economic incentives for student loan servicers may contribute to limited utilization of Income-Driven Repayment (IDR) plans."[2] In January 2017 three separate legal jurisdictions, including the CFPB, filed civil suit against the Company—the nation's largest federal loan servicer. The CFPB suit alleged the Company "systematically and illegally failing borrowers at every stage of repayment."[3]

Inadequate or sloppy loan servicing by the Company not only poses a set of national public policy challenges, but also a dire financial risk to the company itself. The Company's primary source of income is derived from the servicing of loans made by the federal Department of Education and other lenders. If those lenders believe the Company's servicing practices to be unacceptable, the Company could stand to lose lucrative loan servicing contracts, at great risk to shareholder value.

On December 19, 2014, the American Federation of Labor and Congress of Industrial Organizations (AFL-CIO) sent Navient a similar proposal recommending the Company prepare a report on "the Company's internal controls over its student loan servicing operations, including a discussion of the actions taken to ensure compliance with applicable federal and state laws." While the Staff concurred with Navient's argument[4] that it should be allowed to exclude the proposal on ordinary business grounds, we encourage Staff to consider the important differences between the 2014 proposal and the current one. First, the 2014 proposal was more narrowly focused on legal compliance, while the current Proposal asks the Board to report on a wider set of concerns related to the Company's ability to navigate the emerging student loan repayment crisis.

Further, a number of developments over the past 12 months have demonstrated that the student loan crisis has emerged as a significant social policy issue. These events include but are not limited to: an October 2016 report from the CFPB detailing specific student loan servicing problems plaguing servicers of federal student loans; a 2016 Presidential election in which candidates from multiple political parties emphasized the need for student loan reform; a January 2017 civil suit filed by the CFPB against Navient for allegedly systemic and illegal servicing activity; two January 2017 civil suits filed by the Attorney General of Washington and Illinois for allegedly unfair and deceptive practices (Washington) and fraud (Illinois); and the publication of numerous studies and articles from reputable and diverse sources documenting the seriousness of the student loan repayment crisis. All of these events have culminated in the understanding that the number of borrowers in default or forbearance is higher than previously thought; that the spillover effects of these new borrowing trends will have lasting consequences for our economy; and that there exists an opportunity to assist the most distressed borrowers through improved student loan servicing and counseling.

The societal implications of escalating levels of student loan distress are troubling. When borrowers default, the cost of their outstanding obligation grows (e.g. through capitalized interest or late fees); there are often

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[1] Mitchell J., 2016

[2] Frotman, 2016

[3] This was not the first high-profile suit filed against the Company. As recently as January 2016, parties in a class action lawsuit reached a settlement agreement with Navient relating to allegations of misappropriating advance payments on student loan accounts. Further, in May 2015, a $60 million Department of Justice settlement was reached with Navient for the Company's overcharging on student loans to service members.

[4] Navient's no-action relief letter was dated February 5, 2016. Staff issued its response on March 26, 2015.

negative credit score implications; and they have less opportunity to save for other expenses. Defaulted borrowers are forced to put off important financial decisions, including purchasing a home or saving for retirement. For older American borrowers, default can also mean garnished Social Security benefits. Defaults send a ripple through the rest of the economy, and have long-term consequences for the individuals defaulting, and the strength of the economy as a whole.[5]

Within this context, shareholders are justified to request the Board of Directors at the nation's largest servicer of student loans to, at a reasonable cost, review the company's loan servicing practices for the millions of borrowers it serves.

<u>The Proposal:</u>

The proposal calls for the following:

Resolved: Shareholders request that the Board issue a report to investors (at reasonable cost, excluding proprietary infonnation, and within a reasonable time) providing a comprehensive review of Navient's ability to adequately service customers in default and at risk of default including efforts to encourage the use of Income Driven Repayment plans, ability to adapt to shifting legal and regulatory standards for loan servicing, and ability to adequately service borrowers in the event of economic shock.

II. The Company has not met its burden of demonstrating that the Proposal relates to Navient's ordinary business operations

The Company contends that the underlying subject matter of the Proposal involves assessment of risk related to the Company's business, that the proposal implicates compliance with the law, and that it micro-manages the company. The Company's argument fails on each of these points. The Proposal addresses a significant social policy issue, and it gives Navient significant discretion in reporting on key aspects of risks related to the student debt crisis.

A. The Proposal raises a significant public policy issue, transcending ordinary business

In arguing that the reasoning of Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") favors exclusion, the Company cited a series of past Staff determinations on shareholder proposals that asked Boards for reports on various risks—whether at Amazon, FedEx, Exxon Mobil Corp, or Sempra Energy. However, the examples provided by the Company are distinguishable, as the reports sought in those proposals are focused on chiefly tangential social and environmental risks to their respective industries, which are not comparable to the acute systemic risks currently faced by the student loan servicing industry.

Further, during the recent financial crisis, Staff rejected almost identical arguments to those now advanced by the Company in relation to reporting on internal controls or risk management. These unsuccessful no-action requests include *Citigroup Inc.* (March 2, 2011), *Bank of America Corporation* (March 14, 2011), *Wells Fargo & Company* (March 11, 2013), and *JPMorgan Chase & Co.* (March 14, 2011). Staff declined to grant the relief requested by these banks because the subprime mortgage crisis and ensuing financial crisis were rightfully considered to be a significant social policy issue rising above "ordinary business."

The CFPB estimates that as of October 2016, more than 44 million Americans have outstanding student debt, and the combined total for outstanding federal and private student loan debt is approximately $1.4 trillion. A shocking 8 million student loan borrowers have reportedly gone at least 12 months without making required

[5] Gorey, 2016

monthly payments and have fallen into default.[6] Clearly, as was the case with the mortgage market six years ago, there is nothing "ordinary" about the student loan market in America today.

There is no question that the student loan crisis has emerged as a significant social policy issue. In the past 12 months, numerous state and federal regulators have intervened in the student loan repayment crisis—in some cases by taking action against Navient itself. In January 2017 the CFPB filed civil suit against Navient Corporation, and Navient subsidiaries Navient Solutions and Pioneer Credit Recovery, for, among other reasons, "systematically deterring numerous borrowers from obtaining access to some or all of the benefits and protections" of income-related and extended repayment plans. In the words the CFPB's suit, "Navient has failed to perform its core duties in the servicing of student loans, violating Federal consumer financial laws, as well as the trust that borrowers placed in the company," and is reflective of the "tens of thousands of borrowers and cosigners that have filed complaints with Navient, the CFPB, other governmental and regulatory agencies, and other entities about the difficulties and obstacles they have faced in the repayment of their federal and private student loans serviced by Navient."[7] Attorney generals in Illinois and Washington independently also filed civil suit against Navient in January 2017.

Prior to the January 2017 CFPB suit against Navient, the CFPB issued the 2016 Annual Report of the Student Loan Ombudsman. This report analyzes consumer complaints filed with the CFPB between September 1, 2015 and August 31, 2016. Citing U.S. Department of Education data, the report estimates that 8 million federal student loan borrowers are in default. The CFPB estimates that 1 in 4 student borrowers are past-due or are in default on a student loan. Of the complaints analyzed in this study, Navient was the top recipient of federal student loan complaints filed with the Bureau. The report also found that inability to secure an income-driven repayment plan sets borrowers up for a payment shock in the short-term, and "may drive the most economically distressed borrowers back into default."[8]

The student loan repayment crisis was also a major topic of the recent Presidential campaign. Democratic candidates Clinton[9] and Sanders[10] presented plans to help borrowers eliminate student-loan debt. Candidates shared their respective views in the third Republican presidential primary debate[11] and in the first general election presidential debate.[12] In October 2016, President Trump promised a new, income-based repayment plan that would cap repayment at 12.5 percent of borrowers' income and would forgive debt after 15 years.[13]

Student loan reform was also mentioned in former President Obama's past four State of the Union addresses. In 2016 he urged Congress to "stop the interest rates on student loans from doubling,"[14]; in 2015 he stated he wanted to "work with this Congress to make sure those already burdened with student loans can reduce their monthly payments so that student debt doesn't derail anyone's dreams,"[15]; in 2014 he stated that he wanted to "work with Congress to see how we can help even more Americans who feel trapped by student loan debt"[16]; and in 2013 in mentioned that "skyrocketing costs price too many young people out of a higher education, or saddle them with unsustainable debt."[17]

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[6] CFPB Projects that One-in-Three Rehabilitated Student Loan Borrowers Will Re-default Within Two Years, 2016
[7] Complaint for Permanent Injunction and Other Relief, 2017
[8] Frotman, 2016
[9] Hillary Clinton's New College Compact, n.d.
[10] It's Time to Make College Tuition Free and Debt Free, n.d.
[11] Dickler & Barrett, 2015
[12] Huelsman, 2016
[13] Douglas-Gabriel, 2016
[14] Remarks of President Barack Obama – State of the Union Address, 2016
[15] Remarks by the President in State of the Union Address, 2015
[16] President Barack Obama's State of the Union Address, 2014
[17] President Barack Obama's State of the Union Address, 2013

In addition to the prominence of student loan debt and repayment reform in national political and policy deliberations, recently, reputable research organizations and news outlets have reported on escalating student debt levels, and the challenges borrowers face in repaying their obligations:

- In October 2016[18] and fall 2015[19], the Brookings Institution published papers examining the rise in student loan delinquencies and defaults, and exploring possible policy frameworks to address the problem.
- In May 2014, the Pew Research Center published data suggesting that a record share of young households owe student debt, and that the median debt-to-household-income ratio has increased over time, and is much higher for student debtors than those individuals without student debt.[20] Similarly, in October 2016 the Pew Charitable Trusts held panel discussions, videotaped on its website, which highlights policy experts' positions on the "student loan repayment crisis."[21]
- A September 2016 report from the New England Public Policy Center at the Boston Federal Reserve reports that nationally, the number of individuals with student-loan debt has increased from 23.5 million (approximately 10 of percent of individuals with a credit file in 2005) to 43.5 million borrowers (or 17 percent of individuals with a credit file in 2015). Along with the rise in number and share of individuals with student loans, and the increasing balance of these loans, the share of borrowers in delinquency has increased over time, and the rates of student loan delinquency are the highest experienced in the past decade.[22]
- In April 2016, the *Wall Street Journal* reported that 43 percent of the approximate 22 million Americans with federal student loans were not making payments as of January 1, 2016. Of the 22 million, 3.6 million borrowers are in default, another 3.0 million are in delinquent, and another 3 million are in postponement. The Journal also reported that student loan debt outstanding now exceeds other types of consumer loan debt outstanding.[23]
- In January 2017, NPR reported on the challenges individuals ages 60 and over are facing related to rising student loan debt. NPR referenced CFPB data to report that older American borrowers now represent the fastest-growing segment of the domestic student loan market. This population also faces a high rate of default—among borrowers 65 and older, 37 percent of federal student loan recipients are in default, compared to 17 percent of borrowers 49 and under. Older borrowers reported that the majority of these loans were owed to finance "a child's and/or grandchild's education." This CFPB was also reported featured in a January 2017 article in *Forbes*.[24]

These sources provide merely a sample of the diverse and rich body of research and reporting on the challenge Americans face with respect to student loan debt repayment, and indicate that this issue has ripened since the AFL-CIO's 2014 proposal. Further, as these reports demonstrate, accelerating loan burdens and millions of distressed and defaulting borrowers have spillover implications for our economy. As student loan levels rise,[25] there is a "crowding out effect" on other types of debt, as borrowers with escalating student loan obligations reduce savings and spending on other consumer purchases, including homes and cars.[26] *The Washington Post*, citing a report from TransUnion, reported that for consumers ages 20 to 29 in 2014, student loan debt accounted for 36.8 percent of total debt load, an increase from 12.9 percent in 2005.[27] CNBC reported in June 2016 that 71 percent of non-homeowners with student loan debt point to their monthly student loan payments

[18] Malamud, 2016
[19] Yannelis, 2015
[20] Fry, Parker, & Rohal, 2014
[21] Sattelmeyer & Denten, 2017
[22] Clifford, 2016
[23] Mitchell J., 2016
[24] Eisenberg, 2017
[25] Brown, Haughwout, Lee, Scally, & van der Klaaw, 2015
[26] Gorman, 2015
[27] Marte, 2014

as the reason they have not purchased a home. This survey also suggests that student debt is preventing 4 in 10 college graduates from moving out of a family member's house.[28]

As student borrowing increases over previous levels, parents are also reallocating their own wealth into student loan repayment, likely at the cost of their own retirement savings. Data cited by *USA Today* suggests that between the 1995-1996 and 2015-216 school years, parents tripled borrowing of Parent Loans for Undergraduate Students (PLUS).[29] Moreover, the *Wall Street Journal* and CFPB reported this month that the population of consumers ages 60 and older with student loans rose over the past ten years from 700,000 (2005) to 2.8 million (2015), while their overall average amount owed nearly doubled (from $12,100 to $23,500).[30] *The Boston Globe* recently reported that in 2015, the federal government withheld Social Security payments from 114,000 borrowers over the age of 50 because they have defaulted on their student loans.[31] This is a crisis that impacts all ages of Americans and their respective spending and saving needs.

The sheer magnitude of rising debt levels, combined with borrowers' inability and difficulty paying their debt, and the chain reaction on the broader economy, make this topic one of great national importance. Therefore, Navient's argument that servicing stressed borrowers' loans is "ordinary business" is neither compelling nor accurate.

B. The subject matter of the Proposal is broader than the Company's compliance with law

The Company incorrectly claims that the rationale for citing consumer complaint statistics in its supporting statement is limited to the firm's "legal compliance". Clearly, the ability of the Company to adequately service the millions of borrowers facing default transcends simple legal compliance. The Company's ability to grow value for shareholders is tied to its ability to service borrowers to the satisfaction of the Federal Government and other lenders. Further, the student loan crisis is emerging as a significantly policy issue impacting millions of Americans, attracting widespread scrutiny and concern. The Company's ability to successfully navigate this environment is central to its long-term viability, and cuts across virtually all functions and divisions within the firm.

The Company also attempts to argue that the rationale for the Proposal is "false and misleading", yet neglects to cite a single factually inaccurate statement within the supporting statement or the Proposal itself. Instead, the Company relies on questionable and highly subjective arguments, using broad statements like "the Company has a strong track record of helping borrowers successfully repay loans..." The Company also claims it is sufficiently servicing borrowers, by sending "an average of 17 (communications) per borrower per year." This response perfectly illustrates the reason that shareholders, the CFPB, and other stakeholders are so concerned with Navient's servicing practices. The Company seems to equate the frequency of communication to borrowers with quality and effectiveness of loan servicing. The report requested in the Proposal asks the Board to address the adequacy of the Company's efforts to serve its customer—not just through narrow scope of frequency of contact—but through the lens of an unprecedented and rapidly changing student loan market.

C. The Proposal does not seek to micro-manage the company

This Proposal does not aim to dictate specific business practices or decisions to the Company. No mandates are recommended or suggested. Instead, it requests a comprehensive *report* of the Board asking how the company is responding to a very well documented problem—the problem of struggling student loan borrowers who are often unable to navigate sustainable repayment options. The Proposal does not command that the company

[28] Olick, 2016
[29] Grandstaff, 2017
[30] Hayashi, 2017
[31] Fernandes, 2017

only offer IDR plans; rather, it asks the Board to respond to evidence, cited by federal regulators, that student loan servicers are not adequately transitioning struggling borrowers with repayment plans that are suitable for their income and economic circumstances. Nor does the Proposal seek disclosure of highly technical matters that shareholders would be hard-pressed to understand. As articulated in SLB 14E, Proposals that focus on a board's role in the oversight of a company's management of risk may transcend day-to-day business matters of a company and raise policy issues so significant that it would be appropriate for shareholder vote.

III. The Company has not met its burden of demonstrating that the Proposal is inherently vague or indefinite.

SEC staff stated in SLB 14B that "rule 14a-8(g) makes clear that ***the company bears the burden*** of demonstrating that a Proposal or statement may be excluded" (emphasis added). The Company has not met that burden in this instance.

The heart of the Company's vagueness argument is as follows:

"Not only does the Proposal use in multiple instances vague and undefined terms (e.g., "adequately service," "at risk of default," "at high risks," and "economic shock"), but the scope of the proposed report (a "comprehensive review" of the Company's "ability to adequately service customers") also conceivably implicates the vast majority of the Company's business operations."

The idea that the Board of the Company, the nation's largest servicer of student loans, with 6,000 employees and $300 billion in education loans under service, cannot develop a reasonable interpretation of terms like "economic shock", "adequately service" and "at risk of default" is beyond belief. It is also curious that shortly after attempting to argue that the Proposal is excludable as narrowly concerning "compliance with applicable law", the Company would then attempt to argue the exact opposite: that the Proposal is too broad as it "conceivably implicates the vast majority of the Company's business operations."

There is nothing vague about the Proposal or its supporting statement. Rather, the Proposal presents specific, cited evidence of the widespread and well-documented public concern regarding the student loan crisis and the adequacy of the Company's efforts to service borrowers, particularly those borrowers whom would benefit from Income Based Repayment plans.

Respectfully, we would assert that the Company would not be satisfied by any wording and is simply trying to create ambiguity where there is none. However, if the Staff believes that we should further clarify the wording of the Proposal, we are a willing to do so.

The Proposal addresses a clear issue of concern, while also respecting required discretion so to avoid micro-managing. Accordingly, we respectfully request the Staff to conclude that the Company has not met its burden of proof under 14a-8(i)(3).

IV. Conclusion

The information that we, as investors, are seeking by filing the Proposal is information that we believe many investors would also like to see from the Company: that it is able to adequately service customers amidst an unprecedented and rapidly changing time for the student loan industry and, in so doing, protect the capital that we as shareholders have invested.

In conclusion, we respectfully request the Staff to infonn the Company that it does not concur with its belief that it is entitled to exclude the Proposal from its proxy materials. In the event that the Staff should intend to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance of a final determination.

Please contact our Deputy Treasurer for Policy, Kelly Rogers, by phone (401-222-5126) or email Kelly.Rogers@treasury.ri.gov, with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,

Seth M. Magaziner
General Treasurer

Sources Cited:

Brown, M., Haughwout, A., Lee, D., Scally, J., & van der Klaaw, W. (2015, February 18). *The Student Loan Landscape- Liberty Street Economics.* Retrieved from New York Federal Reserve: http://libertystreeteconomics.newyorkfed.org/2015/02/the_student_loan-landscape.html#.VUIWAxPF-6E

CFPB Projects that One-in-Three Rehabilitated Student Loan Borrowers Will Re-default Within Two Years. (2016, October 17). Retrieved from Consumer Financial Protection Bureau: http://www.consumerfinance.gov/about-us/newsroom/cfpb-projects-one-three-rehabilitated-student-loan-borrowers-will-re-default-within-two-years/

Clifford, R. (2016). *Student-Loan Debt, Delinquency, and Default: A New England Perspective.* Boston, MA: New England Public Policy Center, Federal Reserve Bank of Boston.

Complaint for Permanent Injunction and Other Relief. (2017, January 18). Retrieved from Consumer Financial Protection Bureau: http://files.consumerfinance.gov/f/documents/201701_cfpb_Navient-Pioneer-Credit-Recovery-complaint.pdf

Dickler, J., & Barrett, J. (2015, October 28). *Where do GOP candidates stand on student loan debt?* Retrieved from CNBC: http://www.cnbc.com/2015/10/28/where-do-gop-candidates-stand-on-student-loan-debt.html

Douglas-Gabriel, D. (2016, October 16). *Trump just laid out a pretty radical student debt plan.* Retrieved from The Washington Post: https://www.washingtonpost.com/news/grade-point/wp/2016/10/13/trump-just-laid-out-a-pretty-radical-student-debt-plan/?utm_term=.ccf5486739e6

Eisenberg, R. (2017, January 6). *The Student Loan Crisis Of Older Americans.* Retrieved from Forbes: http://www.forbes.com/sites/nextavenue/2017/01/06/the-student-loan-crisis-of-older-americans/#3072fb21157d

Emrey-Arras, M. (2016). *Education Could Improve Direct Loan Program Customer Service and Oversight GAO-16-523.* Washington, D.C.: Government Accountability Office.

Fernandes, D. (2017, January 22). *This is the fastest-growing segment of borrowers burdened by student loans.* Retrieved from The Boston Globe: https://www.bostonglobe.com/business/2017/01/22/seniordebt/I5QcuGws5vROW4qfhWLPfP/story.html

Frotman, S. (2016). *Annual Report of the CFPB Student Loan Ombudsman.* Washington, D.C.: Consumer Finance Protection Bureau.

Fry, R., Parker, K., & Rohal, M. (2014, May). *Pew Research Center.* Retrieved from Social & Demographic Trends: file:///C:/Users/kelly.rogers/Downloads/ST_2014.05.14_student-debt_complete-report.pdf

Gorey, J. (2016, September 30). *How student loan debt causes a chain reaction in the housing market.* Retrieved from Boston Globe: http://www.bostonglobe.com/lifestyle/real-estate/2016/09/30/student-loan-debt-causes-chain-reaction-housing-market/p6DGy4f2px9vadMJnKr39O/story.html

Gorman, R. (2015, May 1). *How student-loan debt is dragging down the economy.* Retrieved from Business Insider: http://www.businessinsider.com/3-charts-explain-the-effect-of-student-loans-on-the-economy-2015-5

Grandstaff, M. (2017, January 10). *Some parents risk financial ruin taking on child's college debt.* Retrieved from USA Today: http://www.usatoday.com/story/money/personalfinance/2017/01/10/some-parents-risk-financial-ruin-taking-childs-college-debt/96093360/

Hayashi, Y. (2017, January 5). *More Older Americans Taking Out Student Loans.* Retrieved from The Wall Street Journal: https://www.wsj.com/articles/more-older-americans-taking-out-student-loans-1483656188

Hillary Clinton's New College Compact. (n.d.). Retrieved from https://www.hillaryclinton.com/briefing/factsheets/2015/08/10/college-compact/

House, T. W. (2013, February 12). President Barack Obama's State of the Union Address. Washington, D.C., USA.

House, T. W. (2014, January 28). President Barack Obama's State of the Union Address. Washington, D.C., USA.

House, T. W. (2015, January 20). Remarks by the President in State of the Union Address. Washington, D.C., USA.

House, T. W. (2016, January 13). Remarks of President Barack Obama – State of the Union Address. Washington, D.C., USA.

Huelsman, M. (2016, September 27). *Debt-Free College Deserves Debate Time.* Retrieved from US News and World Report: http://www.usnews.com/opinion/articles/2016-09-27/hillary-clinton-debt-free-college-plan-makes-brief-debate-appearance

It's Time to Make College Tuition Free and Debt Free. (n.d.). Retrieved from https://berniesanders.com/issues/its-time-to-make-college-tuition-free-and-debt-free/

Malamud, O. (2016, October 6). *"Fixing Student Loans- the Right Way".* Retrieved from The Brookings Institution: https://www.brookings.edu/research/fixing-student-loans-the-right-way/

Marte, J. (2014, October 8). *How debt loads are changing for young and old consumers.* Retrieved from The Washington Post: https://www.washingtonpost.com/news/get-there/wp/2014/10/08/how-debt-loads-are-changing-for-young-and-old-consumers/?tid=a_inl&utm_term=.2d8080970e20

Mitchell, J. (2016, April 7). More Than 40% of Student Borrowers Aren't Making Payments. *The Wall Street Journal.*

Mitchell, T. (2016). *Policy Direction on Federal Student Loan Servicing.* Washington, D.C.: Memo from the U.S. Department of Education.

Murray, P., Warren, E., Durbin, R., Baldwin, T., Blumenthal, R., Brown, S., . . . Whitehouse, S. (2016, July 20). *U.S. Senate Committee on Health, Education, Labor & Pensions.* Retrieved from Following Letter from Murray and Democrats, Dept. of Education Lays Out Steps to Improve Accountability, Customer Service for Student Borrowers: http://www.help.senate.gov/ranking/newsroom/press/following-letter-from-murray-and-democrats-dept-of-education-lays-out-steps-to-improve-accountability-customer-service-for-student-borrowers-

Olick, D. (2016, June 13). *71% of those with student debt say it delays homeownership: Survey.* Retrieved from CNBC: http://www.cnbc.com/2016/06/13/71-of-those-with-student-debt-say-it-delays-homeownership-survey.html

Sattelmeyer, S., & Denten, B. (2017). How to Help Student Loan Borrowers Who Struggle to Repay. Washington, D.C. : The Pew Charitable Trusts.

Yannelis, A. L. (2015, Fall). *A crisis in student loans? How changes in the characteristics of borrowers and in the institutions they attended contributed to rising loan defaults.* Retrieved from The Brookings Institution: https://www.brookings.edu/wp-content/uploads/2015/09/LooneyTextFall15BPEA.pdf

NIXON PEABODY

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

David R. Brown
Partner
T 312-977-4426
drbrown@nixonpeabody.com

Three First National Plaza
70 West Madison, Suite 3500
Chicago, IL 60602
312-977-4400

1934 Act/Rule 14a-8

January 20, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Navient Corporation
Securities Exchange Act of 1934 / Rule 14a-8
Shareholder Proposals of State of Rhode Island and Providence Plantations ("Rhode Island") and Connecticut Retirement Plans and Trust Funds ("Co-Filer")

Ladies and Gentlemen:

We submit this letter on behalf of our client, Navient Corporation, a Delaware corporation (the "Company"). The Company is requesting confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes identical shareholder proposals (the "Proposal") and the attendant supporting statement (the "Supporting Statement") submitted by Rhode Island and by the Co-Filer (the "Proponents"), from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials").

In excluding the Proposal and the Supporting Statement, the Company intends to rely on Rule 14a-8(i)(7) (referred to herein as the "Ordinary Business Operations Exclusion") and Rule 14a-8(i)(3) (referred to herein as the "Vagueness Exclusion") promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). The Proposal and the Supporting Statement are summarized below, and copies are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) under the Exchange Act and Section C of Staff Legal Bulletin 14D (November 7, 2008) we have, on behalf of the Company:

- filed this letter by email to shareholderproposals@sec.gov in lieu of submitting six paper copies;

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this letter to each of the Proponents.

The Company will promptly forward to the Proponents any response from the Staff to this request that the Staff transmits by email or fax only to the Company.

Pursuant to Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008), the Company takes this opportunity to remind the Proponents that if either submits correspondence to the Commission or the Staff with respect to the Proposal and/or the Supporting Statement, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company.

Below please find (1) a summary of the Proposal, (2) a summary of the Company's bases for exclusion of the Proposal from the 2017 Proxy Materials, (3) a discussion of the applicability of the Ordinary Business Operations Exclusion, (4) a discussion of the applicability of the Vagueness Exclusion and (5) concluding remarks.

(1) Summary of the Proposal

On December 13, 2016, the Company received a letter from Rhode Island containing the Proposal and the Supporting Statement. On December 16, 2016, the Company received a letter from the Co-Filer containing an identical Proposal and Supporting Statement, and noting its status as a co-filer with Rhode Island. Accordingly, the discussion below pertains to both submissions.

The Proposal is as follows:

"**Whereas:** An October 2016 Consumer Financial Protection Bureau report detailed trends in student borrowing complaints, including complaints associated with the 1.2 million borrowers with Direct Loans who have defaulted within the past year. And, whereas according to the report "Inability to secure an IDR [Income-Driven Repayment] plan sets these borrowers up for a payment shock in the near-term, and may drive the most economically distressed borrowers back into default". And, whereas an unexpected economic shock could create additional financial hardships for Navient customers, which may negatively impact the company and shareholders; And, whereas Navient touts its ability in "keeping borrowers on the path to successful repayment";

"RESOLVED: Shareholders request that the Board issue a report to investors (at reasonable cost, excluding proprietary information, and within a reasonable time) providing a comprehensive review of Navient's ability to adequately service customers in default and at risk of default including efforts to encourage the use of Income Driven Repayment plans, ability to adapt to shifting legal and regulatory standards for loan servicing, and ability to adequately service borrowers in the event of economic shock."

The Supporting Statement includes the following:

> "Shareholders have good reason to be concerned about risks associated with the student loan industry." This statement is referred to herein as "Statement #1."
>
> "U.S. Department of Education data published in September 2016 shows that a record 8.1 million federal student loan borrowers are in default. Bloomberg estimates that 41.5 million Americans owe $1.3 trillion on federal student loans, and that one in every four borrowers is either delinquent or in default. Defaults could grow to even higher levels in the event that rising interest rates, recession, or other macroeconomic factors strain the personal finances of student loan borrowers." This statement is referred to herein as "Statement #2."
>
> "Regulators are expressing a growing concern that student loan servicers are not adequately protecting borrowers from the stresses that may lie ahead. A May 2016 Government Accountability Office report highlighted the customer service challenges federal student loan borrowers face, and a July 2016 policy memo from the U.S. Department of Education encouraged servicers interested in the procurement of federal student loans to adopt "high touch loan servicing" for borrowers at high risks of default." This statement is referred to herein as "Statement #3."
>
> "These 2016 trends in consumer complaints led the Consumer Financial Protection Bureau to call for enhanced communication between borrowers and servicers and streamlined access to Income Driven Repayment plans." This statement is referred to herein as "Statement #4."
>
> "Between September 1, 2015 and August 31, 2016, Navient was the top complaint recipient of federal student loan complaints filed with the Consumer Financial Protection Bureau." This statement is referred to herein as "Statement #5."
>
> "Given the challenging and uncertain environment for student loan servicers, Navient should review and report on the efforts the company intends to take to assist defaulted borrowers with their transition out of default and into Income Driven Repayment plans, including whether the company has made adequate provisions to prepare for possible regulatory interventions and the potential for a higher levels of financial stress among

customers." This statement is referred to herein as "Statement #6."

(2) Summary of the Company's Bases for Exclusion

The Company believes that there are at least two independent and legally sufficient bases for exclusion of the Proposal and the Supporting Statement, even without addressing the potentially misleading statements included therein, as follows:

(a) Ordinary Business Operations Exclusion

The Proposal and the Supporting Statement are excludible from the 2017 Proxy Materials under the Ordinary Business Operations Exclusion for several reasons: First, they primarily relate to the Company's evaluation of risk, the policies and procedures surrounding its day-to-day operations, and the Company's ability to adapt to certain events, and the preparation of a report, where the underlying subject matter of the evaluation and the report requested involves a matter of ordinary business to the Company. Second, they implicate the Company's compliance with federal and state law. Third, they attempt to micromanage the Company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. Finally, they do not focus on policy issues so significant that they transcend the day-to-day business of the Company and would be appropriate for a shareholder vote.

(b) Vagueness Exclusion

The Proposal and the Supporting Statement are also excludible under the Vagueness Exclusion because they are so inherently vague and indefinite that neither the Company's shareholders, nor the Company, would be able to determine with reasonable certainly what actions or measures the Proposal requires. Not only does the Proposal use in multiple instances vague and undefined terms (e.g., "adequately service," "at risk of default," "at high risks," and "economic shock"), but the scope of the proposed report (a "comprehensive review" of the Company's "ability to adequately service customers") also conceivably implicates the vast majority of the Company's business operations.

(3) Application of the Ordinary Business Operations Exclusion

Rule 14a-8(i)(7) permits exclusion of a shareholder proposal if the proposal deals with a matter that is part of an issuer's "ordinary business." "Ordinary" refers not to matters that are "ordinary" within the common meaning of the word, but instead matters that are ordinary in the corporate law sense of providing management with "flexibility in directing certain core matters." See *Final Rule: Amendments to Rules on Shareholder Proposals by the Commission,* Exchange Act Release No. 40,018 (May 21, 1998) (the "1998 Release") at Article II, paragraph

5. The 1998 Release outlines two central considerations for determining whether the Ordinary Business Operations Exclusion applies: (a) whether the subject matter of the proposal is so fundamental to management's ability to run a company on a day-to-day basis that the matter could not, as a practical matter, be subject to direct shareholder oversight; and (b) whether the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment.

(a) The Proposal primarily relates to the Company's evaluation of risk, the policies and procedures surrounding its day-to-day operations, and its ability to adapt to certain events, and the preparation of a report, where the underlying subject matter of the evaluation and the report involves the ordinary business of the Company.

The Proposal requests that the Company provide a comprehensive risk assessment of its "ability to adequately service customers in default and at risk of default ... and ability to adequately service borrowers in the event of economic shock," where the underlying subject matter of the evaluation and the report requested involves the ordinary business of the Company. This is a clear basis for exclusion under Rule 14a-8(i)(7).

Staff Legal Bulletin No. 14E (Oct. 27, 2009) ("SLB 14E") summarizes the Staff's approach to evaluating shareholder proposals that request a risk assessment:

> "[R]ather than focusing on whether a proposal and supporting statement relate to the company engaging in an evaluation of risk, we will instead focus on the subject matter to which the risk pertains or that gives rise to the risk. . . . [W]e will consider whether the underlying subject matter of the risk evaluation involves a matter of ordinary business to the company."

Similarly, with respect to requests for preparation of reports, the Staff stated, in Exchange Act Release No. 20091 (Aug. 16, 1983) (48 FR 38218) that:

> "[T]he [S]taff will consider whether the subject matter of the special report…involves a matter of ordinary business; where it does, the proposal will be excludable under Rule 14a-8(c)(7)"*
>
> *[now Rule 14a-8(i)(7)]

The Staff has consistently applied the reasoning of SLB 14E in concurring in the exclusion of shareholder proposals seeking risk assessments when the underlying subject matter concerns ordinary business operations. See, e.g., *Amazon.com, Inc.* (Mar. 27, 2015) (concurring with the exclusion of a proposal asking the board to report on "reputational and financial risks that it may face as a result of negative public opinion pertaining to the treatment of animals used to product products it sells" which involved ordinary business operations relating to the products and services offered for sale); *FedEx Corp*. (July 11, 2014) (concurring with the exclusion of a proposal asking the board to report on how the company could "better respond to reputational damage from its association with the Washington D.C. NFL franchise team name controversy," which involved ordinary business matters (the manner in which the company advertises its products and services)); *Exxon Mobil Corp*. (Mar. 6, 2012) (concurring with the exclusion of a proposal asking the board to prepare a report on "environmental, social and economic challenges associated with the oil sands," which involved ordinary business matters (the economic challenges associated with oil sands)); and *Sempra Energy* (Jan. 12, 2012, recon. denied Jan. 23, 2012) (concurring with the exclusion of a proposal requesting a report on the company's management of certain "risks posed by Sempra operations in any country that may pose an elevated risk of corrupt practices" where the company argued that the proposal related to decisions regarding the location of company facilities and implicated its efforts to ensure ethical behavior and to oversee compliance with applicable laws, noting that "the underlying subject matter of these risks appears to involve ordinary business matters").

Additionally, the Proposal requests that the report provide a risk assessment of the Company's "ability to adapt to shifting legal and regulatory standards for loan servicing." The Staff has permitted exclusion of proposals requesting a report on how companies intend to respond to particular regulatory, legislative and public pressures. See *UnitedHealth Group Inc.* (Mar. 16, 2011) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting a board report on how the company is responding to regulatory, legislative, and public pressures to ensure affordable health care coverage and the measures the company is taking to contain price increases of health insurance premiums as relating to ordinary business matters); and *Johnson & Johnson* (Jan. 12, 2004) (permitting exclusion under Rule 14a-8(i)(7) of a proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to regulatory, legislative and public pressure to increase access to prescription drugs).

The underlying subject matter of the risk evaluation and report described in the Proposal directly relates to the Company's day-to-day business operations. The Company is the nation's largest servicer of federal student loans, with a long history of servicing millions of loans in a highly-regulated industry. As part of its normal business operations, the Company regularly tracks its performance in servicing federal student loans to ensure that it is meeting the relevant legal requirements, internal policies and industry best practices. For example, the Company is subject to certain performance standards under loan servicing contracts with the U.S. Department of Education, and it issues periodic performance reports to the U.S. Department of Education. Not surprisingly, the Company routinely reviews its business practices, policies and procedures, with a view to evaluating and mitigating potential risks to its business and the loans that it services, including risks associated with student loan defaults.

The Company closely tracks student loan defaults and engages in a wide variety of activities designed to help borrowers avoid default. Consistent with its obligations under loan servicing contracts with the U.S. Department of Education, the Company routinely helps federal student loan borrowers identify and enroll in available Income-Driven Repayment (IDR) plans. The Company frequently highlights its intense focus on customer success and default prevention in its filings with the Commission. Specifically in reference to IDR Plans, the Company recently stated the following:

> "We have been a partner in ED's campaign to inform federal education loan customers about various income-driven repayment ("IDR") plans, and have played a leadership role in helping customers understand their options so they can make an informed choice. We promote awareness of federal repayment plan options through more than 170 million communications annually, including mail, email, phone calls, videos, and text messages. At the end of 2015, nearly one in five federal borrowers and more than one-third of dollar volume serviced by Navient (excluding Parent PLUS loans that are not eligible for IDR) were enrolled in an IDR plan."[1]

The Company's most recent Press Release provides an updated figure: "49 percent of loan balances serviced by Navient for the federal government are enrolled in income-driven repayment plans."[2]

Moreover, the Company has a proven track record in helping student loan borrowers avoid default. An analysis of the latest Cohort Default Rate—published in September 2016 by the U.S. Department of Education—shows that federal student loan borrowers serviced by the Company are 31 percent less likely to default than those whose loans are serviced by other organizations. In requesting an evaluation of the Company's ability to service federal student loans, with an emphasis on loan defaults and IDR plans, the Proposal in essence seeks a review of the Company's ability to perform one of its core business operations. For that reason, the Proposal should be excluded from the Company's 2017 Proxy Materials.

(b) The Proposal implicates compliance with law, which has been recognized routinely by the Staff as a fundamental matter of ordinary business.

The Proposal requests that the Company prepare a report on its "ability to adequately

[1] See Navient Corporation Form 10-K for the year ending December 31, 2016, https://www.sec.gov/Archives/edgar/data/1593538/000119312516478393/d35213d10k.htm.

[2] See Navient Corporation Press Release, dated January 18, 2017, http://news.navient.com/releasedetail.cfm?releaseid=1008347.

service customers in default and at risk of default," "ability to adapt to shifting legal and regulatory standards for loan servicing," and "ability to adequately service borrowers..." As further discussed in Section 4 below, the meaning of these and related terms and usages in the Proposal and the Supporting Statement is vague and indefinite, yet it is clear that the Proposal touches upon the Company's legal compliance practices. For example, Statement 5 states that the Company, the largest servicer of federal student loans, was the "top complaint recipient of federal student loan complaints" between September 1, 2015 and August 31, 2016, clearly implicating legal compliance.

Here and elsewhere, the Proposal and the Supporting Statement contains statements that are, at best, misleading. For example, they neglect to note that the Company's complaint volume is actually lower than would be expected given its substantial market share. According to the most recent CFPB Student Loan Ombudsman report, the Company's 21% share of all federal student loan complaints submitted to the agency is well below its 28% market share of federal student loans in repayment. See *Annual Report of the CFPB Student Loan Ombudsman*, October 2016. Contrary to the Proponents' assertions, the Company has a strong record of helping borrowers successfully repay student loans. It operates an extensive student loan outreach program designed to keep borrowers on track. Specifically, the Company's data-driven analytics help to identify borrowers most in need of assistance, and its proactive communications help borrowers stay on track and identify the most suitable repayment options. In fact, nine times out of ten, when the Company is successful in reaching a past-due federal student loan borrower, the Company finds a way to help. Conversely, 90% of borrowers who default have not responded to the Company's extensive efforts to communicate over a one-year period leading up to default, averaging 230 to 300 contacts via email, mail, telephone and text message. Moreover, with respect to IDR plans, referenced in the Proposal, the Company sends 170,000,000 communications annually promoting these and other repayment options – an average of 17 per borrower per year – and more than 49% percent of loan balances serviced by the Company for the federal government are enrolled in an IDR plan. However, there is no legal requirement that the Company take further extraordinary steps to convince borrowers to enroll in an IDR plan, and the Company lacks the ability to force borrowers to enroll in this or any other repayment plan.

The Staff has regularly concurred with issuers seeking no-action relief on the grounds that compliance with applicable law and regulation is a matter falling squarely within the ordinary business of such companies. See, e.g., *Navient Corporation* (Mar. 26, 2015) (concurring in the Company's exclusion of a proposal seeking a report discussing compliance with law in connection with loan servicing operations, noting that proposals "that concern a company's legal compliance program are generally excludable under Rule 14a-8(i)(7)"). See also *FedEx Corporation* (July 14, 2009) (proposal seeking report regarding compliance with federal and state law governing classification of employees and independent contractors); *Verizon Communications Inc.* (Jan. 7, 2008) (proposal requesting that board of directors adopt policies to ensure that the company and its contractors do not engage in illegal trespass actions); and *The AES Corporation* (Jan. 9, 2007) (proposal seeking creation of board oversight committee to monitor compliance with applicable laws, rules and regulations of federal, state and local governments). In *FedEx Corporation*, a shareholder proposal requesting a report concerning compliance with certain state and federal employment and contracting laws was supported by statements about "multiple lawsuits" (one involving a multi-million dollar settlement) and a "spate of negative publicity" arising from the company's alleged misclassification of employees and independent contractors. The Staff concurred in each of the company's ordinary business exclusion requests, noting that the proposal related to the company's "general legal compliance program" or "general conduct of a legal compliance program." The Staff concurred similarly in *Verizon Communications* and *The AES Corporation*.

Compliance with law is so fundamental to management's ability to run a company that it cannot, as a practical matter, be subject to direct shareholder oversight, especially for a company operating in a highly-regulated industry, such as the Company. The Company has numerous dedicated compliance professionals whose focus is ensuring that the Company meets and exceeds its legal obligations. It is constantly updating and improving its compliance practices. In this instance, as in the no-action letters cited above, the Proposal specifically requests information concerning compliance with law and the Company's legal compliance program and culture, an area that falls squarely within management's purview and the scope of the Ordinary Business Operations Exclusion.

(c) The Proposal seeks to micro-manage the Company by probing too deeply into matters of a complex nature not suitable for a shareholder vote, including product and service offerings and customer relations.

The Proposal attempts to interfere with the Company's management of its product and services offerings, and its relationship with its customers, matters that are not appropriate for a shareholder vote. As an example, the Proposal focuses particular attention on, and advocates the use of, IDR plans, which include just four of approximately 50 types of repayment plans available under federal law, including five that are income-based but technically fall outside of the IDR plans. IDR plans can be right for some borrowers, but they are not a best fit for all. Ultimately, the types of, and rules governing, IDR plans are established by the U.S. Department of Education or the U.S. Congress, and the choice of a repayment plan belongs to the borrower, not the Company. The Company's sole role is to educate borrowers on their available options and service their loans according to those choices.

(i) The Proposal concerns specific products and services offered by the Company.

The Staff has consistently concurred with requests to exclude proposals relating to specific products and services offered by companies, including in the context of consumer finance issues. In *Wells Fargo & Co.* (Jan. 28, 2013, recon. denied Mar. 4, 2013), a proposal requested that the company prepare a report discussing the adequacy of the company's policies in addressing the social and financial impacts of the company's direct deposit advance lending service. The company argued that the proposal was excludable under Rule 14a-8(i)(7) as it related to the company's decision to offer specific lending products and services to its customers, a core feature of the ordinary business of the Company and to banking. The Staff concurred in the exclusion of the proposal under Rule 14a-8(i)(7), noting that "the proposal relates to the products and services offered for sale by the company." The Staff further noted that "[p]roposals concerning the sale of particular products and services are generally excludable under [R]ule 14a-8(i)(7)."

See also *AT&T Inc.* (Jan. 4, 2017) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to report on progress towards providing internet service and products for low-income customers); *Pepco Holdings, Inc.* (Feb. 18, 2011) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal that urged the company to pursue the market for solar technology and noting that "the proposal relates to the products and services offered for sale by the company"); and *Wal-Mart Stores, Inc.* (Porter) (Mar. 26, 2010) (concurring in the exclusion under Rule 14a-8(i)(7) of a proposal "to adopt a policy requiring all products and services offered for sale in the United States of America by Wal-Mart and Sam's Club stores shall be manufactured or produced in the United States of America" and noting that "the proposal relates to the products and services offered for sale by the company").

Here, the Proposal seeks to micro-manage the Company and force it to "encourage the use of Income Driven Repayment [IDR] plans," without even explaining the advantages and disadvantages of IDR plans or considering that an IDR may not be available to all borrowers. In making such decisions, the Company's management must consider myriad factors, including the needs of particular customers and the options and products available to them. These are matters of a complex nature that clearly are best addressed by management, and as to which shareholders, as a group, are not in a position to make an informed judgment.

(ii) The Proposal concerns the Company's customer relations.

In addition, the Staff has continued to concur in the exclusion of proposals concerning customer relations pursuant to Rule 14a-8(i)(7). For example, in *The Coca-Cola Co.* (Feb. 17, 2010, recon. denied Mar. 3, 2010), the Staff concurred with the exclusion of a proposal requesting a report discussing policy options in response to public concerns regarding bottled water. In making its determination, the Staff noted that "[p]roposals that concern customer relations and decisions relating to product quality are generally excludable under rule 14a-8(i)(7)." See also *Ford Motor Company* (Feb. 13, 2013) (concurring in the exclusion of a proposal requesting a review of dealerships with poor customer service, noting that "[p]roposals concerning customer relations are generally excludable under Rule 14a-8(i)(7)"); *Bank of America Corp. (Trillium Asset Management)* (Feb. 24, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting a report assessing the adoption of a policy barring future financing for companies engaged predominantly in mountain top coal removal, noting in particular that the proposal related to the company's "decisions to extend credit or provide other financial services to particular types of customers" and explaining that "[p]roposals concerning customer relations or the sale of particular services are generally excludable under rule 14a-8(i)(7)"); *Bank of America Corp.* (Jan. 6, 2010) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to stop accepting matricula consular cards as a form of identification, which effectively sought "to limit the banking services the [company could] provide to individuals the [p]roponent believe[d] [we]re illegal immigrants," because the proposal sought to control the company's "customer relations or the sale of particular services"); *Bank of America Corp.* (Jan. 22, 2009) (same); *Wells Fargo & Co.* (Feb. 16, 2006) (concurring with the exclusion under Rule 14a-8(i)(7) of a proposal requesting that the company not provide its services to payday lenders as concerning "customer relations"); and *Bank of America Corp.* (Mar. 7, 2005) (same).

With respect to the Proposal, regardless of whether a customer is "in default [or] at risk of default," decisions as to how to service the customer are complex and best made by management with the benefit of specialized expertise. As with decisions as to particular product and services offerings, these are matters of a complex nature as to which shareholders, as a group, are not in a position to make an informed judgment.

(d) There is no significant social policy issue that excepts the Proposal from the Ordinary Business Operations Exclusion.

There is no significant social policy issue that excepts the Proposal from the Ordinary Business Operations Exclusion. We note that a shareholder proposal that is otherwise properly excludible under Rule 14a-8(i)(7) may not be excluded if it is determined to focus on a significant policy issue. The fact that a proposal may merely touch upon a significant policy issue, however, does not preclude exclusion. Instead, the question is whether the proposal focuses primarily on a matter of broad public policy versus matters related to the company's ordinary business operations. See the 1998 Release and SLB 14E. The latter notes that:

> In those cases in which a proposal's underlying subject matter transcends the day-to-day business matters of the company and raises policy issues so significant that it would be appropriate for a shareholder vote, the proposal generally will not be excludable under

> Rule 14a-8(i)(7) as long as a sufficient nexus exists between the nature of the proposal and the company. Conversely, in those cases in which a proposal's underlying subject matter involves an ordinary business matter to the company, the proposal generally will be excludable under Rule 14a-8(i)(7). In determining whether the subject matter raises significant policy issues and has a sufficient nexus to the company, as described above, we will apply the same standards that we apply to other types of proposals under Rule 14a-8(i)(7).

In Statement #3, the Proposal suggests that "legal and regulatory violations by student loan servicers have become a significant social policy issue warranting enhanced disclosure by our Company," in an apparent attempt to cast the Proposal as transcending day-to-day business. However, our research indicates that the Staff has never denied a no-action request concerning the exclusion of a shareholder proposal on the theory that "legal and regulatory violations by student loan servicers" constitute a significant social policy issue as that term applies in the context of Rule 14a-8(i)(7). In fact, the Staff has previously concurred with no-action requests contending that neither the expected ability of graduates to repay their student loans, nor a number of other consumer finance issues generally, constitute consistent topics of widespread public debate sufficient to rise to the level of a significant social policy issue.

In *DeVry Inc.* (Sept. 6, 2013), the Staff concurred with the exclusion of a shareholder proposal for the delivery of an annual report on loan repayment rates for a for-profit educational institution for reasons relating to another regularly recognized example of ordinary business operations—namely, that the proposal concerned product quality. In doing so, the Staff declined to adopt the proponent's theory that the expected ability of graduates to repay their student loans relates to a significant social policy issue. Similarly, in *Fifth Third Bancorp* (Dec. 17, 2012), the Staff concurred with the exclusion of a proposal that the company's board of directors prepare a report discussing the "adequacy of the company's direct deposit advance lending policies in addressing the social and financial impacts" of "[p]redatory lending like payday loans." The staff again concurred in the application of the Ordinary Business Operations Exclusion, on the basis that the proposal related to "products and services offered for sale by the company."

The Company recognizes that, in certain limited circumstances involving consumer financial services, specifically mortgage lending, the Staff has been unable to concur with a request for no-action relief under the Ordinary Business Operations Exclusion. See, e.g., *Wells Fargo*, March 11, 2013, citing "the significant policy issue of widespread deficiencies in the foreclosure and modification processes for real estate loans," and *Bank of America,* March 14, 2011, citing "the public debate concerning widespread deficiencies in the foreclosure and modification processes for real estate loans and the increasing recognition that these issues raise significant policy considerations"). We believe that the position of the Staff with respect to these requests is readily distinguishable. First, the Staff was addressing mortgage lenders whose role in the Great Recession was the subject of intensive public debate and attention at the time, including Congressional hearings regarding the potential need for greater government oversight over illegal acts by mortgage lenders (e.g., "robo-signing"). Student loan servicing, though an essential element of higher education financing, clearly does not rise to the same level of attention and concern in public discourse. Second, the Staff has not previously treated student loan servicing as a "significant policy issue" in its prior reviews of requests for no-action relief or Staff Legal Bulletins, unlike certain other topics, e.g., shareholder approval of executive compensation, discrimination and climate change.

It is also appropriate to briefly address the litigation commenced against the Company this week by the Consumer Financial Protection Bureau (CFPB) and the Attorneys General of the States of Illinois and Washington (the "CFPB/AG Litigation"). The CFPB alleges that the Company engaged in "illegal servicing failures" and the Attorneys General have made similar allegations regarding the Company's compliance with law. The Company believes that these claims are unfounded and improperly seek to impose penalties on it based on new servicing standards applied retroactively and applied only against one servicer, in a manner that is inconsistent with Department of Education regulations and harmful to student loan borrowers.[3] The Company intends to vigorously defend itself against these allegations and to continue to help its customers achieve financial success. Even taking as true, for the sake of argument, the allegations in the CFPB/AG Litigation, they address the compliance with law of the Company, a single student loan servicer, rather than social policy matters that are the subject of widespread debate, such as the increasing cost of a college education.

In view of these authorities, the Proposal and the Supporting Statement have averred no specific significant social policy issue that would transcend the Ordinary Business Operations Exclusion so as to make exclusion inappropriate.

(4) Application of the Vagueness Exclusion

Rule 14a-8(i)(3) permits exclusion of a shareholder proposal and supporting statement if either is contrary to the Commission's proxy rules. Rule 14a-9 prohibits the making of false or misleading statements in proxy materials. The Staff has indicated that a proposal is misleading, if "the resolution contained in the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." See Staff Legal Bulletin No. 14B (Sept. 15, 2004). Here, the Company believes the Proposal and the Supporting Statement are impermissibly vague and

[3] See Navient Corporation Fact Sheet on Legal Action, dated January 18, 2017, http://files.shareholder.com/downloads/AMDA-2L11M2/2034349763x0x924404/1F52FE2B-B107-42F8-9803-ADED83939130/Navient_Fact_Sheet_1-18-17_FINAL.PDF.

indefinite, and therefore would be false or misleading if submitted to the Company's shareholders.

The Staff has taken the position that issuers may exclude proposals under the Vagueness Exclusion when a determination of the "meaning and application of terms and conditions . . . in the proposal would have to be made without any guidance from the proposal and would be subject to differing interpretations" such that "any action ultimately taken by the company upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

The Staff applied the Vagueness Exclusion in *AT&T Inc.* (Feb. 16, 2010), where it declined to recommend enforcement action based on AT&T's exclusion of a shareholder proposal that would have required the company to generate a report disclosing its "grassroots lobbying communication," a term that the company's counsel argued was neither self-explanatory nor adequately clarified by reference to regulatory definition. The Staff has rendered similar determinations consistently where a proposal failed to include a substantive description of the recommended action. See, e.g., *PG&E Corporation* (Mar. 7, 2008) (concurring in the exclusion of a shareholder proposal for an appointment of an independent lead director that met a referenced, but not described, standard) and *Smithfield Foods, Inc.* (July 18, 2003) (concurring in the exclusion of a shareholder proposal requesting a report based on a "Global Reporting Initiative").

In this case, the Proposal, if adopted, would require the Company to "issue a report to investors … providing a comprehensive review of Navient's ability to adequately service customers in default and at risk of default including efforts to encourage the use of Income Driven Repayment plans, ability to adapt to shifting legal and regulatory standards for loan servicing, and ability to adequately service borrowers in the event of economic shock." This proposed resolution contains a number of phrases that are both vague and indefinite, as briefly outlined in the lettered paragraphs below.

(a) In the text of the Proposal, it is not clear what the Proponents, or a shareholder, would consider "adequately servic[ing] customers in default..." The most logical reading seems to be whether the Company in fact services borrowers in default in a manner that complies with the Company's legal obligations. However, the term "adequately" may also reasonably be read to imply compliance with some other, unspecified standards or to go beyond applicable legal obligations.

(b) In the text of the Proposal, it is not clear what the Proponents, or a shareholder, would consider "adequately servic[ing] customers ... at risk of default," or what is meant by "at risk of default." The most logical reading seems to be whether the Company in fact services borrowers who are not in default, but could in the future be in default, in a manner that complies with the Company's legal obligations. This group appears to include all of the Company's customers who are not in default, since the Company is not ideally positioned to predict which of those customers are likely to default in the future. However, the term "at risk of default" may also reasonably be read to imply those who are at risk for future default using some other, unspecified metrics.

(c) In the text of the Proposal, it is not clear what the Proponents, or a shareholder, would consider "economic shock." This term is not commonly used in economics or personal finance literature, and it is not clear whether it pertains to circumstances affecting the economy as a whole (such as a recession), circumstances affecting an individual borrower, or something else.

(d) In Statement #3 and Statement #4, the Supporting Statement offers general statements regarding regulator concerns with respect to the complex relationship between student loan services, borrowers and the federal government. However, it draws no relationship between those general statements and the Company's operations, and the actions proposed to be taken by the Company in light of them are unclear.

(e) In Statement #6, the Supporting Statement contains a request for a report on "efforts the company intends to take to assist defaulted borrowers with their transition out of default and into Income Driven Repayment plans…" This appears to contradict the request set forth in the Proposal itself (for a report "on Navient's ability to adequately service customers in default *and at risk of default* including efforts to encourage the use of Income Driven Repayment plans…" (emphasis added). Do the Proponents request a report on both borrowers "in default" and "at risk of default," or only on borrowers "in default"?

Even viewed in the most generous of contextual lights, the foregoing language is subject to multiple interpretations and the Proposal and Supporting Statement should be excluded pursuant to the Vagueness Exclusion.

(5) Conclusion

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from its 2017 Proxy Materials in reliance upon Rule 14a-8(i)(7) or Rule 14a-8(i)(3).

We are happy to provide you with any additional information and answer any questions that you may have regarding the matters discussed herein. Please do not hesitate to contact me at 312-977-4400 or drbrown@nixonpeabody.com.

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

Thank you for your attention to this request.

Sincerely,

David R. Brown

cc: Hon. Seth M. Magaziner, State of Rhode Island and Providence Plantations
Hon. Denise L. Nappier, State of Connecticut
Hon. Kelly Rogers, State of Rhode Island and Providence Plantations
Mr. Mark L. Heleen, Navient Corporation
Mr. Kurt Slawson, Navient Corporation
Mr. Stephen P. Caso, Navient Corporation

Enclosures

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

EXHIBIT A

PROPOSAL AND SUPPORTING STATEMENT

(see attached)

State of Rhode Island and Providence Plantations
Office of the General Treasurer
State House – Room 102
Providence, Rhode Island 02903

Seth Magaziner
General Treasurer

December 12, 2016

Mr. Mark Heleen
Office of the Corporate Secretary
Navient Corporation
123 Justison St
Wilmington, Delaware 19801

Dear Mr. Heleen,

As holders of 9,568 shares of Navient Corporation stock, I am writing to inform y Employees' Retirement System of Rhode Island is submitting the enclosed resolut inclusion in the company's proxy statement in accordance with Rule 14a-8 of the gener and regulations of the Securities Exchange Act of 1934. A representative from Emp Retirement System of Rhode Island will attend the annual meeting to move the resolu required by SEC rules.

Employees' Retirement System of Rhode Island believes that a company's financial prosp rooted in business practices that recognize the long-term needs of its customer base.

Student loan debt and delinquencies are escalating. According to the Federal Reserve B New York, the amount of student loan debt has increased from $0.26 trillion in the first of 2004 to $1.28 trillion in the first quarter of 2016—a larger increase than all other types housing debt. Simultaneously, the 90 day delinquency rate on student loans has grown fi percent in 2004 to 10.9 percent in 2016, and has remained the highest delinquency rat debt categories tracked by the Federal Reserve Bank since 2012.

As debt and delinquency levels rise, and as our national economy faces an inevitable interest rates, it is our duty as shareholders to ensure that the companies we invest adequately preparing for these trends. As documented in recent reports by both the Gove Accountability Office (GAO) and the Consumer Financial Protection Bureau (CFPB), hu of federal student loan borrowers have filed concerns related to loan servicers' customer practices. Between September 1, 2015 and August 31, 2016, Navient was the top co

recipient of federal student loan complaints filed with the Consumer Financial Pro
Bureau.

In addition to feedback from customers on service gaps, recent federal policy guidance in that future procurement opportunities will be tied to improved customer service practic also anticipate a more stringent regulatory environment. Our resolution encourages Nav prepare a review of its practices related to defaulted borrowers, including the cha defaulted borrowers face in transitioning to Income-Driven Repayment (IDR) plans. This should also include identification of areas for improvement and proposed solutions.

This information will help shareholders assess whether Navient Corporation is ade meeting the challenges faced by growing student loan delinquency trends and whet company is appropriately positioning itself for future procurement opportunities.

We look forward to continuing the conversation with you on this very important issue.

Please contact our Deputy Treasurer for Policy, Kelly Rogers, by phone (401-222-5126) o Kelly.Rogers@treasury.ri.gov, if you would like to discuss this matter further.

Sincerely,

Seth M. Magaziner

Whereas: An October 2016 Consumer Financial Protection Bureau report detailed trends borrowing complaints, including complaints associated with the 1.2 million borrowers with D who have defaulted within the past year. And, whereas according to the report "Inability to sec [Income-Driven Repayment] plan sets these borrowers up for a payment shock in the near-tern drive the most economically distressed borrowers back into default". And, whereas an unexpecte shock could create additional financial hardships for Navient customers, which may negatively company and shareholders; And, whereas Navient touts its ability in "keeping borrowers on successful repayment";

RESOLVED: Shareholders request that the Board issue a report to investors (at cost, excluding proprietary information, and within a reasonable time) providing a comprehensiv Navient's ability to adequately service customers in default and at risk of default includin encourage the use of Income Driven Repayment plans, ability to adapt to shifting legal and standards for loan servicing, and ability to adequately service borrowers in the event of economic

Supporting Statement

Shareholders have good reason to be concerned about risks associated with the student loan indust

U.S. Department of Education data published in September 2016 shows that a record 8.1 mill student loan borrowers are in default. Bloomberg estimates that 41.5 million Americans owe $1. federal student loans, and that one in every four borrowers is either delinquent or in default. De grow to even higher levels in the event that rising interest rates, recession, or other macroecono strain the personal finances of student loan borrowers.

Regulators are expressing a growing concern that student loan servicers are not adequately borrowers from the stresses that may lie ahead. A May 2016 Government Accountability O highlighted the customer service challenges federal student loan borrowers face, and a July 2 memo from the U.S. Department of Education encouraged servicers interested in the procuremer student loans to adopt "high touch loan servicing" for borrowers at high risks of default.

These 2016 trends in consumer complaints led the Consumer Financial Protection Bureau enhanced communication between borrowers and servicers and streamlined access to Inco Repayment plans.

Between September 1, 2015 and August 31, 2016, Navient was the top complaint recipient of fed loan complaints filed with the Consumer Financial Protection Bureau.

Given the challenging and uncertain environment for student loan servicers, Navient should report on the efforts the company intends to take to assist defaulted borrowers with their trans default and into Income Driven Repayment plans, including whether the company has mac provisions to prepare for possible regulatory interventions and the potential for a higher levels stress among customers.

State of Connecticut

Denise L. Nappier
TREASURER

Hartford

December 14, 2016

Mr. Mark Heleen
Office of the Corporate Secretary
Navient Corporation
123 Justison Street
Wilmington, Delaware 19801

Dear Mr. Heleen,

The purpose of this letter is to inform you that the Connecticut Retirement Plans an Trust Funds ("CRPTF") is co-filing the resolution submitted by the Employee's Retirement System of Rhode Island, a copy of which is attached.

As the principal fiduciary of the CRPTF, I hereby certify that the CRPTF has held th mandatory minimum number of Navient Corporation shares for the past year. Furthermore, as of December 12, 2016, the CRPTF held 63,800 shares of Navient Corporation stock valued at approximately $1,065,460. The CRPTF will continue tc the requisite number of shares of Navient Corporation through the date of the 2017 a meeting.

If you have any questions or comments concerning this resolution, please contact M: Phil Guinan, Assistant Treasurer for Policy, at 860-702-3163 or MP.Guinan@ct.gov.

Sincerely,

Denise L. Nappier
State Treasurer

cc: Kelly Rogers, Deputy Treasurer for Policy, State of Rhode Island Treasury

55 Elm Street, Hartford, Connecticut 06106-1773, Telephone: (860) 702-3000

Connecticut Retirement Plans and Trust Funds ("CRPTF") co-filer

Whereas: An October 2016 Consumer Financial Protection Bureau report detailed trends borrowing complaints, including complaints associated with the 1.2 million borrowers with Direct have defaulted within the past year. And, whereas according to the report "Inability to sec [Income-Driven Repayment] plan sets these borrowers up for a payment shock in the near-terr drive the most economically distressed borrowers back into default". And, whereas an unexpecte shock could create additional financial hardships for Navient customers, which may negatively company and shareholders; And, whereas Navient touts its ability in "keeping borrowers on t successful repayment";

RESOLVED: Shareholders request that the Board issue a report to investors (at cost, excluding proprietary information, and within a reasonable time) providing a comprehensive Navient's ability to adequately service customers in default and at risk of default including encourage the use of Income Driven Repayment plans, ability to adapt to shifting legal and standards for loan servicing, and ability to adequately service borrowers in the event of econo

Supporting Statement

Shareholders have good reason to be concerned about risks associated with the student loan indu:

U.S. Department of Education data published in September 2016 shows that a record 8.1 mill student loan borrowers are in default. Bloomberg estimates that 41.5 million Americans owe $1.: federal student loans, and that one in every four borrowers is either delinquent or in default. Def grow to even higher levels in the event that rising interest rates, recession, or other macroecono strain the personal finances of student loan borrowers.

Regulators are expressing a growing concern that student loan servicers are not adequately borrowers from the stresses that may lie ahead. A May 2016 Government Accountability Of highlighted the customer service challenges federal student loan borrowers face, and a July : memo from the U.S. Department of Education encouraged servicers interested in the procuremen student loans to adopt "high touch loan servicing" for borrowers at high risks of default.

These 2016 trends in consumer complaints led the Consumer Financial Protection Bureau enhanced communication between borrowers and servicers and streamlined access to Inco Repayment plans.

Between September 1, 2015 and August 31, 2016, Navient was the top complaint recipient of fede loan complaints filed with the Consumer Financial Protection Bureau.

Given the challenging and uncertain environment for student loan servicers, Navient should report on the efforts the company intends to take to assist defaulted borrowers with their trans default and into Income Driven Repayment plans, including whether the company has mad provisions to prepare for possible regulatory interventions and the potential for a higher levels stress among customers.

NIXON PEABODY

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

David R. Brown
Partner
T 312-977-4426
drbrown@nixonpeabody.com

Three First National Plaza
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Chicago, IL 60602
312-977-4400

1934 Act/Rule 14a-8

January 20, 2017

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Navient Corporation
Securities Exchange Act of 1934 / Rule 14a-8
Shareholder Proposal of Heavy and General Laborers' Funds of New Jersey Local 472 and 172

Ladies and Gentlemen:

We submit this letter on behalf of our client, Navient Corporation, a Delaware corporation (the "Company"). The Company is requesting confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes a shareholder proposal (the "Proposal") and the attendant supporting statement (the "Supporting Statement") submitted by Heavy and General Laborers' Funds of New Jersey Local 472 and 172 (the "Proponent"), from the Company's proxy materials for its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials").

In excluding the Proposal and the Supporting Statement, the Company intends to rely on Rule 14a-8(e) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act"). The Proposal and the Supporting Statement are summarized below, and copies are attached hereto as Exhibit A.

Pursuant to Rule 14a-8(j) under the Exchange Act and Section C of Staff Legal Bulletin 14D (November 7, 2008) we have, on behalf of the Company:

- filed this letter by email to shareholderproposals@sec.gov in lieu of submitting six paper copies;

NIXON PEABODY LLP
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- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent a copy of this letter to the Proponent.

The Company will promptly forward to the Proponent any response from the Staff to this request that the Staff transmits by email or fax only to the Company.

Rule 14a-8(e) provides the deadline for submitting a shareholder proposal. For a regularly scheduled annual meeting, a shareholder proposal must be received at a company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.

The Company's Definitive Proxy Statement for the 2016 Annual Meeting of Shareholders (the "2016 Proxy") was filed with the Commission on April 15, 2016. December 16, 2016 was the deadline identified within the 2016 Proxy by which a shareholder proposal must be submitted to the Company for consideration at the Company's 2017 Annual Meeting of Shareholders. The Proponent's materials were dated December 19, 2016 and were received by the Company on December 21, 2016. Copies of the airbill and tracking information are attached as Exhibit B. Therefore, the Proposal did not meet the deadline imposed by Rule 14a-8(e). This deficiency is not capable of being cured.

Based on the foregoing, we respectfully request that the Staff confirm that it will not recommend enforcement action to the Commission if the Company excludes the Proposal and the Supporting Statement from its 2017 Proxy Materials in reliance upon Rule 14a-8(e)(2).

Finally, we note that the Proposal and the Supporting Statement are identical to two other proposals and supporting statements that were timely submitted to the Company by two other shareholders (the "Related Proposals"). We have filed today under separate cover a request that the Staff concur that the Company may exclude the Related Proposals from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7) and Rule 14a-8(i)(3). The Company's positions with respect to the Related Proposals are hereby incorporated by reference into this letter as applicable also to the Proposal and the Supporting Statement. Accordingly, in the event that the Staff is unable to concur with the relief requested herein under Rule 14a-8(e)(2), then the Company respectfully requests that its request for no-action relief with respect to the Related Proposals also be considered as grounds to exclude the Proposal and the Supporting Statement.

We are happy to provide you with any additional information and answer any questions that you may have regarding the matters discussed herein. Please do not hesitate to contact me at 312-977-4400 or drbrown@nixonpeabody.com.

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

Thank you for your attention to this request.

Sincerely,

David R. Brown

David R. Brown

cc: Ms. Jennifer O'Dell, Laborers' International Union of North America Corporate Governance Project
Mr. Charles B. O'Neill, Heavy and General Laborers' Funds of New Jersey Local 472 and 172
Mr. Mark L. Heleen, Navient Corporation
Mr. Kurt Slawson, Navient Corporation
Mr. Stephen P. Caso, Navient Corporation

Enclosures

NIXON PEABODY LLP
ATTORNEYS AT LAW

NIXONPEABODY.COM
@NIXONPEABODYLLP

EXHIBIT A

PROPOSAL AND SUPPORTING STATEMENT

(see attached)

HEAVY AND GENERAL LABORERS' FUNDS OF NEW JERSEY

Local 472 . Local 172

Joseph P. Madden Building . 700 Raymond Boulevard
Newark, New Jersey 07105
Phone: 973-589-5050 Fax: 973-589-1180

December 19, 2016

Mr. Mark Heleen
Corporate Secretary
Navient Corporation
123 Justison Street
Wilmington, D 19801

Dear Mr. Heleen,

On behalf of the Heavy and General Laborers' Local 472 and 172 Annuity Fund, I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Navient Corporation ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's proxy regulations. We are co-filing the proposal with the Employees' Retirement System Of Rhode Island.

The Fund is the beneficial owner of approximately 21,000 shares of the Company's common stock, which have been held continuously for more than a year prior to this date of submission. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's wealth generating capacity over the long-term will best serve the interests of the Company shareholders and other important constituents of the Company.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ms. Jennifer O'Dell, Assistant Director of the LIUNA Department of Corporate Affairs at (202) 942-2359. Copies of correspondence or a request for a "no-action" letter should be forwarded to Ms. O'Dell in care of the Laborers' International Union of North America Corporate Governance Project, 905 16th Street, NW, Washington, DC 20006. Please note, any written communication should be sent to the above address via U.S. Postal Service or UPS as the Laborers' have a policy of accepting only union delivery.

Sincerely,

Charles B. O'Neill
General Manager

Cc. Jennifer O'Dell
Enclosure
CBO/ss

Whereas: An October 2016 Consumer Financial Protection Bureau report detailed trends in student borrowing complaints, including complaints associated with the 1.2 million borrowers with Direct Loans who have defaulted within the past year. And, whereas according to the report "Inability to secure an IDR [Income-Driven Repayment] plan sets these borrowers up for a payment shock in the near-term, and may drive the most economically distressed borrowers back into default". And, whereas an unexpected economic shock could create additional financial hardships for Navient customers, which may negatively impact the company and shareholders; And, whereas Navient touts its ability in "keeping borrowers on the path to successful repayment";

RESOLVED: Shareholders request that the Board issue a report to investors (at reasonable cost, excluding proprietary information, and within a reasonable time) providing a comprehensive review of Navient's ability to adequately service customers in default and at risk of default including efforts to encourage the use of Income Driven Repayment plans, ability to adapt to shifting legal and regulatory standards for loan servicing, and ability to adequately service borrowers in the event of economic shock.

Supporting Statement

Shareholders have good reason to be concerned about risks associated with the student loan industry.

U.S. Department of Education data published in September 2016 shows that a record 8.1 million federal student loan borrowers are in default. Bloomberg estimates that 41.5 million Americans owe $1.3 trillion on federal student loans, and that one in every four borrowers is either delinquent or in default. Defaults could grow to even higher levels in the event that rising interest rates, recession, or other macroeconomic factors strain the personal finances of student loan borrowers.

Regulators are expressing a growing concern that student loan servicers are not adequately protecting borrowers from the stresses that may lie ahead. A May 2016 Government Accountability Office report highlighted the customer service challenges federal student loan borrowers face, and a July 2016 policy memo from the U.S. Department of Education encouraged servicers interested in the procurement of federal student loans to adopt "high touch loan servicing" for borrowers at high risks of default.

These 2016 trends in consumer complaints led the Consumer Financial Protection Bureau to call for enhanced communication between borrowers and servicers and streamlined access to Income Driven Repayment plans.

Between September 1, 2015 and August 31, 2016, Navient was the top complaint recipient of federal student loan complaints filed with the Consumer Financial Protection Bureau.

Given the challenging and uncertain environment for student loan servicers, Navient should review and report on the efforts the company intends to take to assist defaulted borrowers with their transition out of default and into Income Driven Repayment plans, including whether the company has made adequate provisions to prepare for possible regulatory interventions and the potential for a higher levels of financial stress among customers.

EXHIBIT B

UPS TRACKING INFORMATION

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Navient Corp
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Wilmington, DE 19801

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